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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Assistant Secretary

Learning Tree International, Inc.

6053 Century Blvd.

Los Angeles, CA 90045-0028

310-342-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric R. Garen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,443,966 8. Shared Voting Power 0 9. Sole Dispositive Power 2,443,966 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%.

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nancy Garen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,443,966 8. Shared Voting Power 0 9. Sole Dispositive Power 2,443,966 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 6053 West Century Blvd., Los Angeles, CA 90045.

Item 2.	Identity and Background

This filing amends a Schedule 13D filed by Eric R. Garen on January 31, 2002. This statement is being filed by the following persons (the “Reporting Persons”):

(a) – (c) Eric R. Garen is Vice Chairman of the Company, whose principal address is 6053 West Century Boulevard, Los Angeles, California 9045. Nancy Garen is his wife.

(d) – (e) During the past five years, neither of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

f. The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.	Purpose of Transaction

The present filing is being made to amend the Reporting Persons’ ownership and percentage interest in the Company to reflect certain estate planning transfers to trusts for the benefit of members of the Garen family. As of January 27, 2004, the Reporting Persons transferred an aggregate of 1,102,236 shares of Common Stock held individually to the Garen Family Trust, a living trust. These shares continue to be reported as owned by the Reporting Persons as they have voting and dispositive power over those shares. However, an aggregate of 1,211,064 shares of Common Stock held by the third party trustee of three irrevocable trusts established by the Reporting Persons for the benefit of their children and as to which the Reporting Persons lack voting and dispositive power and disclaim beneficial ownership is not included in the number of shares beneficially owned by the Reporting Persons for purposes of Section 13 under the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer

(a) According to the Company’s Definitive Proxy Statement on Schedule 14A filed January 20, 2004, the Company had an aggregate of 17,081,075 shares of Common Stock outstanding as of January 16, 2004.

(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting

Persons pursuant to Rule 13d-3(a) is 2,443,966 shares constituting 14.3% of the outstanding shares of Common Stock of the Company, of which (i) 2,173,586 shares are owned by the Garen Family Trust, of which the Reporting Persons are co-trustees and as to which each has sole voting and dispositive power; and (ii) 270,380 shares are owned by the Garen Family Foundation, a Section 501(c)(3) exempt private foundation, of which the Reporting Persons are co-trustees and as to which each has sole voting and dispositive power and each disclaims beneficial ownership.

(c) Beneficial ownership of the Reporting Persons pursuant to Rule 13d-3(a) is summarized below:

Capacity	Eric Garen	Nancy Garen
As trustee of the Garen Family Trust, a living trust	2,173,586	2,173,586
As trustee of the Garen Family Foundation	270,380	270,380
Total	2,443,966	2,443,966

(d) The voting and dispositive power of Eric and Nancy Garen is summarized below:

	Eric Garen	Nancy Garen
Sole Voting and Dispositive Power	2,443,966	2,443,966
Shared Voting and Dispositive Power	0	0

(e) As of January 27, 2004, the Reporting Persons transferred an aggregate of 1,102,236 shares of the Common Stock held by them personally to the Garen Family Trust, a living trust. These transfers did not involve any consideration. Except for these transfers, neither of the Reporting Persons has effected any other transaction in the Common Stock of the Company during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2004

/s/ Eric R. Garen

Signature Eric R. Garen

/s/ Nancy Garen

Signature Nancy Garen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/smbus/forms/13d.htm

Last update: 12/05/